

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 12, 2009

Mr. Ken Liebscher
Secretary/Director, UTEC, Inc.
7230 Indian Creek Ln.
Las Vegas, NV 89149

      RE: Form 8-K Item 4.01 filed November 2, 2009
              File No. 0-53241

Dear Mr. Liebscher:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3732.

                        Sincerely,

                        Melinda Hooker
                        Staff Accountant